# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACHIEVE LIFE SCIENCES, INC., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22722 29TH DR. SE, SUITE 100, SEATTLE, Washington (WA), 98021
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001921222

## Reporting persons
- Contrarian Alpha, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (1.1% of the class)
- Contrarian Achieve SPV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,978,377; sole dispositive power 0; shared dispositive power 1,978,377; aggregate amount beneficially owned 1,978,377 (3.8% of the class)
- Contrarian Achieve GP LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,978,377; sole dispositive power 0; shared dispositive power 1,978,377; aggregate amount beneficially owned 1,978,377 (3.8% of the class)
- Contrarian Alpha GP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (1.1% of the class)
- Contrarian Alpha Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 550,000; sole dispositive power 0; shared dispositive power 550,000; aggregate amount beneficially owned 550,000 (1.1% of the class)
- Parker Quillen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,528,377; sole dispositive power 0; shared dispositive power 2,528,377; aggregate amount beneficially owned 2,528,377 (4.9% of the class)

## Item 1. Issuer
Name of issuer: ACHIEVE LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 22722 29TH DR. SE, SUITE 100, SEATTLE, Washington, 98021

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Contrarian Achieve SPV LP, a Delaware limited partnership ("Contrarian Achieve");

Contrarian Alpha, LP, a Delaware limited partnership ("Contrarian Alpha");

Contrarian Achieve GP LLC, a Delaware limited liability company ("Achieve GP");

Contrarian Alpha GP, LLC, a New York limited liability company ("Alpha GP");

Contrarian Alpha Management, LLC, a New York limited liability company ("Contrarian Alpha Management"); and

Parker Quillen, a United States citizen ("Mr. Quillen");
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 22 Fieldview Lane, East Hampton, NY 11937.
Citizenship:
Contrarian Achieve is a Delaware limited partnership
Contrarian Alpha is a Delaware limited partnership
Achieve GP is a Delaware limited liability company
Alpha GP is a New York limited liability company
Contrarian Alpha Management is a New York limited liability company
Mr. Quillen is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of November 14, 2025:

Contrarian Achieve beneficially owned a total of 1,978,377 shares of Common Stock consisting of 1,318,918 shares of Common Stock held directly and warrants currently exercisable for 659,459 shares of Common Stock.

Contrarian Alpha beneficially owned a total of 550,000 shares of Common Stock consisting of 350,000 shares of Common Stock held directly and warrants currently exercisable for 200,000 shares of Common Stock.

Achieve GP, as the general partner of Contrarian Achieve, may be deemed to beneficially own the total of 1,978,377 shares of Common Stock beneficially owned by Contrarian Achieve.

Alpha GP, as the general partner of Contrarian Alpha, may be deemed to beneficially own the total of 550,000 shares of Common Stock beneficially owned by Contrarian Alpha.

Contrarian Alpha Management, as the investment manager of Contrarian Alpha, may be deemed to beneficially own the total of 550,000 shares of Common Stock beneficially owned by Contrarian Alpha.

Mr. Quillen, as the manager of Achieve GP and Alpha GP, may be deemed to beneficially own the total of 2,528,377 shares of Common Stock beneficially owned by Achieve GP and Alpha GP.
Percent of class:
The following percentage is based on 51,104,968 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.

As of November 14, 2025, the Reporting Persons may be deemed to have beneficially owned approximately 4.9% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on November 28, 2022.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Contrarian Alpha, LP: /s/ Parker Quillen, Parker Quillen, Manager, Contrarian Achieve GP LLC, general partner (11/14/2025)
- Contrarian Achieve SPV, LP: /s/ Parker Quillen, Parker Quillen, Manager, Contrarian Achieve GP LLC, general partner (11/14/2025)
- Contrarian Achieve GP LLC: /s/ Parker Quillen, Parker Quillen, Manager (11/14/2025)
- Contrarian Alpha GP, LLC: /s/ Parker Quillen, Parker Quillen, Manager (11/14/2025)
- Contrarian Alpha Management, LLC: /s/ Parker Quillen, Parker Quillen, Manager (11/14/2025)
- Parker Quillen: /s/ Parker Quillen, Parker Quillen (11/07/2025)